Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2025

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents (Note 18)	$1,080.9	$862.8
Investments	28.3	24.5
Trade and other receivables	160.6	165.2
Income tax receivables	24.6	30.6
Inventories (Note 5)	603.4	605.7
Other assets (Note 6)	50.6	31.6
	1,948.4	1,720.4
Non-current assets
Mineral properties, plant and equipment (Note 7)	5,256.0	5,325.1
Long-term inventories (Note 5)	29.4	29.4
Long-term tax receivables	24.0	11.1
Deferred tax assets	31.1	44.5
Other long-term assets (Note 8)	71.5	72.2
Total assets	$7,360.4	$7,202.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$447.6	$489.4
Derivative liabilities (Note 4)	—	12.8
Provisions (Note 10)	56.3	35.3
Lease obligations (Note 11)	45.2	40.6
Debt (Note 12)	6.8	6.8
Income tax payables	82.0	102.1
	637.9	687.0
Non-current liabilities
Long-term provisions (Note 10)	428.7	427.1
Long-term lease obligations (Note 11)	63.9	53.9
Long-term debt (Note 12)	704.8	702.0
Other long-term liabilities (Note 13)	96.4	94.4
Deferred tax liabilities	455.0	521.7
Total liabilities	$2,386.7	$2,486.1

Equity
Issued capital	5,919.2	5,939.7
Stock-based compensation reserve	94.8	94.2
Investment revaluation reserve	(30.7)	(30.9)
Deficit	(1,023.9)	(1,299.5)
Total equity attributable to Company shareholders	4,959.4	4,703.5
Non-controlling interests	14.3	13.1
Total equity	4,973.7	4,716.6
Total liabilities and equity	$7,360.4	$7,202.7
See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON AUGUST 6, 2025

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue (Note 19)	$811.9	$686.3	$1,585.1	$1,287.7
Cost of sales (Note 19)
Production costs (Note 15)	(395.9)	(424.6)	(776.1)	(816.7)
Depreciation and amortization	(122.4)	(128.4)	(241.8)	(252.8)
Royalties	(20.3)	(16.4)	(43.1)	(30.3)
	(538.6)	(569.4)	(1,061.0)	(1,099.8)
Mine operating earnings (Note 19)	273.3	116.9	524.1	187.9

General and administrative	(21.6)	(23.7)	(46.1)	(46.1)
Exploration and project development	(1.7)	(3.2)	(5.8)	(6.0)
Mine care and maintenance	(7.8)	(8.8)	(15.5)	(17.5)
Foreign exchange (losses) gains (Note 4)	(4.5)	6.3	(4.4)	17.7
Derivative gains (losses)	12.9	(0.8)	28.7	(11.4)
Mineral properties, plant and equipment gains (losses)	0.8	(1.2)	0.3	(0.9)
Other (expense) income	(7.5)	3.9	(9.2)	0.5
Earnings from operations	243.9	89.4	472.1	124.2
Investment income (loss)	11.5	3.0	16.8	(7.8)
Interest and finance expense (Note 16)	(21.0)	(20.7)	(40.6)	(41.1)
Earnings before income taxes	234.4	71.7	448.3	75.3
Income tax expense (Note 20)	(44.8)	(93.1)	(89.4)	(127.5)
Net earnings (loss)	$189.6	$(21.4)	$358.9	$(52.2)

Net earnings (loss) attributable to:
Equity holders of the Company	$189.2	$(21.9)	$357.9	$(52.8)
Non-controlling interests	0.4	0.5	1.0	0.6
	$189.6	$(21.4)	$358.9	$(52.2)

Other comprehensive earnings (loss), net of taxes
Items that will not be reclassified to net earnings:
Gain (loss) on investments	$0.2	$0.1	$0.2	$(0.1)
Total other comprehensive earnings (loss)	$0.2	$0.1	$0.2	$(0.1)
Total comprehensive earnings (loss)	$189.8	$(21.3)	$359.1	$(52.3)

Total comprehensive earnings (loss) attributable to:
Equity holders of the Company	$189.4	$(21.8)	$358.1	$(52.9)
Non-controlling interests	0.4	0.5	1.0	0.6
	$189.8	$(21.3)	$359.1	$(52.3)

Earnings (loss) per share attributable to common shareholders (Note 17)
Basic earnings (loss) per share	$0.52	$(0.06)	$0.99	$(0.15)
Diluted earnings (loss) per share	$0.52	$(0.06)	$0.99	$(0.15)
Weighted average shares outstanding Basic	362,011	362,954	362,208	363,720
Weighted average shares outstanding Diluted	362,121	362,954	362,320	363,720
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating activities
Net earnings (loss) for the period	$189.6	$(21.4)	$358.9	$(52.2)
Income tax expense (Note 20)	44.8	93.1	89.4	127.5
Depreciation and amortization	122.4	128.4	241.8	252.8
Net realizable value inventory (recovery) write-down (Note 5, 15)	(2.6)	26.7	(6.7)	41.1
Accretion on reclamation obligations (Notes 10, 16)	6.5	7.9	13.1	15.8
Investment (income) loss	(4.9)	(3.0)	(3.3)	7.8
Interest paid	(9.4)	(9.5)	(18.5)	(18.5)
Interest received	6.6	3.7	13.5	7.1
Income taxes paid	(68.3)	(31.3)	(163.4)	(72.4)
Other operating activities (Note 18)	3.2	2.3	3.2	14.9
Net change in non-cash working capital items (Note 18)	5.5	(34.2)	(59.8)	(100.1)
	$293.4	$162.7	$468.2	$223.8
Investing activities
Payments for mineral properties, plant and equipment	$(60.3)	$(75.9)	$(128.4)	$(162.8)
Proceeds from dispositions of mineral property, plant and equipment	4.3	0.8	4.3	1.3
Proceeds from disposal of investments	—	2.0	—	2.0
Net proceeds from derivatives	3.3	0.4	3.5	0.3
	$(52.7)	$(72.7)	$(120.6)	$(159.2)
Financing activities
Proceeds from common shares issued	$0.8	$0.3	$1.7	$0.3
Contributions from (distributions to) non-controlling interests	0.1	—	(1.0)	0.1
Dividends paid	(36.2)	(36.3)	(72.4)	(72.8)
Shares repurchased under Normal Course Issuer Bid (Note 14e)	(11.1)	(2.8)	(31.1)	(24.3)
Repayment of debt (Note 12)	(1.7)	(1.6)	(3.4)	(3.3)
Payment of equipment leases	(13.2)	(12.8)	(25.0)	(25.9)
	$(61.3)	$(53.2)	$(131.2)	$(125.9)
Effects of exchange rate changes on cash and cash equivalents	1.4	(0.7)	1.7	(1.1)
Increase (decrease) in cash and cash equivalents	180.8	36.1	218.1	(62.4)
Cash and cash equivalents at the beginning of the period	900.1	301.1	862.8	399.6
Cash and cash equivalents at the end of the period	$1,080.9	$337.2	$1,080.9	$337.2
Supplemental cash flow information (Note 18).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Stock-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
Total comprehensive earnings
Net earnings for the year	—	—	—	—	111.5	111.5	1.2	112.7
Other comprehensive loss	—	—	—	(0.6)	—	(0.6)	—	(0.6)
	—	—	—	(0.6)	111.5	110.9	1.2	112.1
Shares issued on the exercise of stock options (Note 14(a))	101	1.9	(0.5)	—	—	1.4	—	1.4
Shares repurchased (Note 14(e))	(1,720)	(28.7)	—	—	3.9	(24.8)	—	(24.8)
Share-based compensation on option grants	—	—	0.7	—	—	0.7	—	0.7
Contributions from non-controlling interests	—	—	—	—	—	—	0.1	0.1
Dividends paid	—	—	—	—	(145.4)	(145.4)	—	(145.4)
Balance, December 31, 2024	363,041	$5,939.7	$94.2	$(30.9)	$(1,299.5)	$4,703.5	$13.1	$4,716.6
Total comprehensive earnings
Net earnings for the period	—	—	—	—	357.9	357.9	1.0	358.9
Other comprehensive income	—	—	—	0.2	—	0.2	—	0.2
	—	—	—	0.2	357.9	358.1	1.0	359.1
Shares issued on the exercise of stock options (Note 14(a))	103	2.3	(0.6)	—	—	1.7	—	1.7
Shares repurchased (Note 14(e))	(1,368)	(22.8)	—	—	(8.7)	(31.5)	—	(31.5)
Share-based compensation	—	—	1.2	—	—	1.2	—	1.2
(Distributions to) contributions from non-controlling interests	—	—	—	—	(1.2)	(1.2)	0.2	(1.0)
Dividends paid	—	—	—	—	(72.4)	(72.4)	—	(72.4)
Balance, June 30, 2025	361,776	$5,919.2	$94.8	$(30.7)	$(1,023.9)	$4,959.4	$14.3	$4,973.7

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
Total comprehensive loss
Net loss for the period	—	—	—	—	(52.8)	(52.8)	0.6	(52.2)
Other comprehensive loss	—	—	—	(0.1)	—	(0.1)	—	(0.1)
	—	—	—	(0.1)	(52.8)	(52.9)	0.6	(52.3)
Shares issued on the exercise of stock options	30	0.5	(0.2)	—	—	0.3	—	0.3
Shares repurchased (Note 14(e))	(1,720)	(28.7)	—	—	3.9	(24.8)	—	(24.8)
Share-based compensation on option grants	—	—	0.4	—	—	0.4	—	0.4
Contributions from non-controlling interests	—	—	—	—	—	—	0.1	0.1
Dividends paid	—	—	—	—	(72.8)	(72.8)	—	(72.8)
Balance, June 30, 2024	362,970	$5,938.3	$94.2	$(30.4)	$(1,391.2)	$4,610.9	$12.5	$4,623.4
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) (the "TSX"), and the New York Stock Exchange (NYSE: PAAS) (the "NYSE").
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. The Company also owns the Escobal mine in Guatemala that continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas.
On May 11, 2025, the Company and MAG Silver Corp. ("MAG") entered into a definitive agreement (the "Arrangement Agreement") whereby the Company expects to acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) 0.755 common shares of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500.0 million in cash and the remaining consideration paid in Pan American Shares. On July 10, 2025, MAG's shareholders approved the Transaction at its special shareholders meeting. The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws, and approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE.
Principal subsidiaries:
The principal subsidiaries, all of which are consolidated, of the Company and their geographic locations at June 30, 2025 were as follows:

Location	Subsidiary	Ownership Interest	Operations and Development Projects
Brazil	Jacobina Mineração e Comércio Ltda.	100%	Jacobina mine
Canada	Lake Shore Gold Corp.	100%	Bell Creek and Timmins West mines (together "Timmins mine")
Chile	Minera Meridian Ltda.	100%	El Peñon mine
	Minera Florida Ltda.	100%	Minera Florida mine
	Minera Cavancha SpA.	80%	La Pepa project
Mexico	Plata Panamericana S.A. de C.V.	100%	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Huaron mine
	Shahuindo S.A.C.	100%	Shahuindo mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Escobal mine
Argentina	Estelar Resources S.A.	100%	Cerro Moro mine
	Minera Argenta S.A.	100%	Navidad project

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2024 (the "2024 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2024 Annual Financial Statements.
3. MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS, AND JUDGMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in the 2024 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the Interim Financial Statements.
b)Significant Judgments and Estimates
In preparing the Company’s Interim Financial Statements for the three and six months ended June 30, 2025, the Company applied the significant judgments and estimates disclosed in Note 5 of its 2024 Annual Financial Statements.
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,080.9	$—	$—	$1,080.9
Trade receivables from provisional concentrates sales(1)	—	36.0	—	36.0
Receivables not arising from sale of metal concentrates(1)	116.7	—	—	116.7
Investments	—	27.3	1.0	28.3
Contingent consideration(2)	—	38.2	—	38.2
Derivative assets(3)	—	12.4	—	12.4
	$1,197.6	$113.9	$1.0	$1,312.5
Financial Liabilities:
Debt	$711.6	$—	$—	$711.6
(1)Included in Trade and other receivables.
(2)Included in Other long-term assets (Note 8).
(3)Included in Other assets (Note 6).

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$862.8	$—	$—	$862.8
Trade receivables from provisional concentrates sales(1)	—	31.2	—	31.2
Receivables not arising from sale of metal concentrates(1)	127.3	—	—	127.3
Investments	—	23.7	0.8	24.5
Contingent consideration(2)	—	36.8	—	36.8
	$990.1	$91.7	$0.8	$1,082.6
Financial Liabilities:
Derivative liabilities	$—	$12.8	$—	$12.8
Debt	$708.8	$—	$—	$708.8
(1)Included in Trade and other receivables.
(2)Included in Other long-term assets (Note 8).
b)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At June 30, 2025			At December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets and Liabilities:
Investments	$28.3	$—	$—	$24.5	$—	$—
Trade receivables from provisional concentrate sales	—	36.0	—	—	31.2	—
Derivative assets (1)	—	12.4	—	—	—	—
Contingent consideration (2)	—	—	38.2	—	—	36.8
Derivative liabilities	—	—	—	—	(12.8)	—
	$28.3	$48.4	$38.2	$24.5	$18.4	$36.8
(1)Included in Other assets (Note 6).
(2)Included in Other long-term assets (Note 8).
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2024.
ii) Valuation Techniques for Level 2 and Level 3 Financial Assets and Liabilities
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
Contingent consideration ("Contingent Consideration")
The Contingent Consideration (Note 8) receivable from the disposition of La Arena S.A. is contingent upon successful commencement of commercial production at the La Arena II project and is classified within Level 3 of the fair value hierarchy and valued using a discounted future cash flow model ("DCF"). The key unobservable inputs, which are not materially sensitive, include the estimated time to commercial production and the risk-adjusted weighted average cost of capital ("WACC").
c)Financial instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and cash and cash equivalents. The carrying value of trade receivables and cash and cash equivalents represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Minera Florida, Huaron, San Vicente and La Colorada mines. While the majority of revenue is collected on delivery, the terms of these contracts defer final settlement of revenue, subject to change in both price and quantity, until predefined quotational periods are closed, thereby introducing the Company to credit risk of the buyers of concentrates. At June 30, 2025, the Company had receivable balances associated with buyers of its concentrates of $36.0 million (December 31, 2024 - $31.2 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2025, the Company had approximately $41.8 million (December 31, 2024 - $68.8 million) of precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Management constantly monitors and assesses the credit risk and considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid high concentration of credit risk to any single counterparty.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its growth plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2025, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in U.S. dollars ("USD"); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2025, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") purchases. The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mexican peso gains (losses)	$1.5	$(0.4)	$2.4	$(0.4)
Peruvian sol losses	—	(0.8)	—	(0.4)
Canadian dollar gains (losses)	6.4	(0.3)	6.7	(2.0)
Chilean peso gains (losses)	0.8	5.3	6.6	(3.7)
Brazilian real gains (losses)	4.2	(4.6)	13.0	(4.8)
	$12.9	$(0.8)	$28.7	$(11.3)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2025 on its cash and investments was 2.8% and 3.4% (2024 - 3.4% and 3.7%).
At June 30, 2025, the Company has $nil drawn under its $750.0 million revolving Credit Facility (“Credit Facility”), with a maturity date of November 24, 2028 (Note 12).
The Company has two senior notes (see Note 12): senior notes with a fixed 4.625% coupon and maturing in December 2027; and senior notes with a fixed 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). As the Senior Notes bear interest at fixed rates, they are not subject to significant interest rate risk.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s revenue or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
The Company did not have any base metal or diesel contracts outstanding during the three and six months ended June 30, 2025 and 2024.
5. INVENTORIES

Inventories consist of:

	June 30, 2025	December 31, 2024
Concentrate inventory	$35.1	$31.8
Stockpile ore	60.6	67.8
Heap leach inventory and in process	229.8	223.5
Doré and finished inventory	112.7	131.1
Materials and supplies	194.6	180.9
Total inventories	632.8	635.1
Less: current portion of inventories	(603.4)	(605.7)
Non-current portion of inventories(1)	$29.4	$29.4
(1)Includes $22.1 million (December 31, 2024 - $22.1 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value ("NRV") amounted to $54.3 million at June 30, 2025 (December 31, 2024 – $76.2 million). The Company recorded net realizable value recoveries of $4.3 million and $11.2 million for the three and six months ended June 30, 2025, respectively (2024 - charges of $26.7 million and $41.1 million), of which $1.7 million and $4.5 million (2024 - $nil and $nil) were included in depreciation and amortization for the three and six months ended June 30, 2025, respectively, and $2.6 million and $6.7 million for the three and six months ended June 30, 2025 (2024 - charges of $26.7 million and $41.1 million) were included in production costs, respectively (Note 15).
6. OTHER ASSETS

Other assets consist of:

	June 30, 2025	December 31, 2024
Insurance prepaids	$4.1	$7.8
Other prepaids	34.1	23.8
Derivative assets (Note 4)	12.4	—
	$50.6	$31.6

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

		June 30, 2025			December 31, 2024
		Cost	Accumulated Depreciation, Amortization and Impairment	Carrying Value	Cost	Accumulated Depreciation, Amortization and Impairment	Carrying Value
Producing:
Brazil	Jacobina	$1,641.2	$(248.9)	$1,392.3	$1,617.2	$(200.1)	$1,417.1
Chile	El Peñon	522.4	(158.3)	364.1	496.3	(121.6)	374.7
	Minera Florida	195.2	(40.0)	155.2	183.1	(28.9)	154.2
Peru	Huaron	346.3	(173.0)	173.3	337.5	(159.1)	178.4
	Shahuindo	737.1	(363.5)	373.6	724.6	(331.0)	393.6
Mexico	La Colorada	496.4	(251.5)	244.9	473.8	(241.0)	232.8
	Dolores	1,744.2	(1,743.3)	0.9	1,748.3	(1,744.1)	4.2
Argentina	Cerro Moro(1)	169.1	(79.3)	89.8	161.8	(61.1)	100.7
Bolivia	San Vicente	167.7	(140.9)	26.8	165.6	(136.5)	29.1
Canada	Timmins	464.5	(214.9)	249.6	445.3	(197.1)	248.2
	Other	81.3	(31.9)	49.4	83.4	(26.9)	56.5
		$6,565.4	$(3,445.5)	$3,119.9	$6,436.9	$(3,247.4)	$3,189.5
Non-Producing:
	Land	$13.6	$(1.0)	$12.6	$13.6	$(1.0)	$12.6
Brazil	Jacobina	942.4	—	942.4	952.4	—	952.4
Chile	El Peñon(2)	227.7	—	227.7	227.7	—	227.7
	Minera Florida	28.9	—	28.9	28.9	—	28.9
	La Pepa	49.7	—	49.7	49.7	—	49.7
Mexico	Minefinders	77.2	(37.5)	39.7	77.2	(37.5)	39.7
	La Colorada	146.0	—	146.0	139.1	—	139.1
Argentina	Navidad	566.6	(376.2)	190.4	566.6	(376.2)	190.4
Guatemala	Escobal	260.9	(5.8)	255.1	260.6	(5.1)	255.5
Canada	Timmins	71.3	—	71.3	67.9	—	67.9
	Other(3)(4)	676.6	(504.3)	172.3	675.9	(504.2)	171.7
		$3,060.9	$(924.8)	$2,136.1	$3,059.6	$(924.0)	$2,135.6
Total		$9,626.3	$(4,370.3)	$5,256.0	$9,496.5	$(4,171.4)	$5,325.1
(1)Includes a commitment to Sandstorm Gold Ltd. ("Sandstorm") to deliver, for 30% of the spot silver price, 20% of the silver produced by Cerro Moro up to a maximum of 1.2 million ounces annually until 7.0 million ounces have been delivered, after which the Company is committed to deliver to Sandstorm 9% of the remaining life of mine silver production for 30% of the spot silver price. As at June 30, 2025, the Company delivered 6.9 million ounces.
(2)Includes net smelter royalty interests on the Jeronimo Project ($11.1 million) (2024 - $11.1 million).
(3)Includes net smelter royalty interests on the MARA Project ($90.0 million) (2024 - $90.0 million).
(4)Includes net smelter royalty interests on the La Arena II Project ($29.7 million) (2024 - $29.7 million).

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
8. OTHER LONG-TERM ASSETS

Other long-term assets consist of:

	June 30, 2025	December 31, 2024
Long-term prepaids	$19.8	$23.1
Contingent Consideration	38.2	36.8
Escrow funds	7.3	6.2
Other	6.2	6.1
	$71.5	$72.2
Contingent Consideration
On December 2, 2024, the Company completed the disposition of its 100% interest in La Arena S.A., which owns the La Arena gold mine as well as the La Arena II project in Peru (together, "La Arena"), to Zijin Mining Group Co., Ltd. ("Zijin"). In accordance with the share purchase agreement for the sale, Zijin granted the Company Contingent Consideration of $50.0 million payable in cash contingent upon the commencement of commercial production from the La Arena II project.
The Company recorded the Contingent Consideration at a fair value of $36.8 million upon initial recognition, estimated using a DCF. In accordance with IFRS 9 - Financial Instruments, the fair value is to be re-measured at the end of each reporting period with changes recognized in the Consolidated Statements of Earnings and Comprehensive Earnings. The fair value of the Contingent Consideration as at June 30, 2025 was determined to be $38.2 million (December 31, 2024 - $36.8 million), and the change in the fair value during the three and six months ended June 30, 2025 of $0.7 million and $1.4 million gain (2024 - $nil and $nil) was recorded to Other expense/income.
9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2025	December 31, 2024
Trade account payables(1)	$176.6	$194.4
Royalty payables	33.2	38.2
Other accounts payable and accrued liabilities	102.8	118.7
Payroll and severance liabilities	109.3	107.7
Value added tax liabilities	10.4	10.7
Other tax payables	15.3	19.7
	$447.6	$489.4
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
10. PROVISIONS

	June 30, 2025	December 31, 2024
Reclamation obligations, opening balance	$438.3	$447.1
Dispositions	—	(89.2)
Revisions in estimates and obligations	10.5	74.2
Reclamation paid (Note 18)	(7.2)	(25.1)
Accretion expense (Note 16)	13.1	31.3
Reclamation obligations, closing balance	454.7	438.3
Litigation	30.3	25.4
Dispositions	—	(1.3)
Total provisions	$485.0	$462.4

Provision classification:	June 30, 2025	December 31, 2024
Current	$56.3	$35.3
Non-current	428.7	427.1
	$485.0	$462.4
11. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU for the six months ended June 30, 2025, which have been recorded in mineral properties, plant and equipment on the Interim Financial Statements:

	June 30, 2025	December 31, 2024
Opening net book value	$106.3	$105.0
Additions	29.5	57.6
Depreciation	(21.2)	(44.8)
Dispositions	—	(2.1)
Other	0.7	(9.4)
Closing net book value	$115.3	$106.3
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2025 and December 31, 2024 to their present value for the Company's lease obligations:

	June 30, 2025	December 31, 2024
Within one year	$49.1	$45.8
Between one and five years	59.0	49.1
Beyond five years	19.7	21.5
Total undiscounted lease obligations	127.8	116.4
Less: future interest charges	(18.7)	(21.9)
Total discounted lease obligations	109.1	94.5
Less: current portion of lease obligations	(45.2)	(40.6)
Non-current portion of lease obligations	$63.9	$53.9

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
12. DEBT

	December 31, 2024	Repayments	Accrued Interest	June 30, 2025
Senior note maturing December 2027	$275.9	$—	$1.1	$277.0
Senior note maturing August 2031	419.5	—	5.1	424.6
Other loans	13.4	(3.4)	—	10.0
Less: current portion of debt	$(6.8)	$—	$—	$(6.8)
Non-current portion of debt	$702.0	$(3.4)	$6.2	$704.8

	December 31, 2023	Repayments	Accrued Interest	December 31, 2024
Senior note maturing December 2027	$273.8	$—	$2.1	$275.9
Senior note maturing August 2031	409.8	—	9.7	419.5
Other loans	20.1	(6.7)	—	13.4
Less: current portion of debt	$(6.7)	$—	$—	$(6.8)
Non-current portion of debt	$697.0	$(6.7)	$11.8	$702.0
Senior Notes
The Company has the following Senior Notes: $283.0 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and $500.0 million in aggregate principal with a 2.63% coupon and maturing in August 2031. These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
Credit Facility
The Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million, which is available at the discretion of the lenders. As of June 30, 2025, the Company was in compliance with all financial covenants under the Credit Facility, which was undrawn. The borrowing costs under the Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Credit Facility matures on November 24, 2028.
Other loans
Construction loans
In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year loans with a local financial institution for construction financing. The June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
As at June 30, 2025, the carrying value of all construction loans was $10.0 million (2024 - $13.4 million).
For the three and six months ended June 30, 2025, the Company paid $0.6 million and $1.2 million (2024 - $0.6 million and $0.8 million) in standby charges on undrawn amounts related to the Credit Facility and $8.8 million and $17.3 million (2024 - $8.9 million and $17.7 million) in interest, both included in interest and finance expense.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
13. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2025	December 31, 2024
Deferred credit(1)	$21.6	$23.6
Deferred revenue(2)	13.0	13.3
Severance liabilities(3)	61.8	57.5
	$96.4	$94.4
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
(2)Represents the obligation to deliver 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage.
(3)Includes $53.5 million of Chilean severances (2024 - $49.6 million) required by local labour laws.
14. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Share-based awards (stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"))
For the three and six months ended June 30, 2025, the Company recorded the following share-based compensation expense included as a component of general and administrative expense:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Stock options, equity-settled RSUs, and compensation shares	$0.2	$1.6	$1.2	$3.2
PSUs	2.7	2.6	6.5	3.4
RSUs intended to be settled in cash	2.7	2.7	5.5	3.8
DSUs	0.5	1.5	1.3	1.4
Total share-based compensation expense	$6.1	$8.4	$14.5	$11.8
The following table summarizes the changes in stock options and RSUs to be settled in equity for the six months ended June 30, 2025:

	Stock Options		Equity-settled RSUs
	Number Outstanding	Weighted Average Exercise Price CAD$	Number Outstanding	Weighted Average Fair Value Price CAD$
As at December 31, 2023	513.2	$22.32	—	$—
Granted	—	—	159.2	31.61
Exercised	(100.9)	20.07	—	—
Forfeited	(15.9)	22.25	—	—
As at December 31, 2024	396.4	$22.90	159.2	$31.61
Exercised	(103.4)	23.79	—	—
Expired	(1.2)	22.95	—	—
Forfeited	(5.7)	29.30	(11.6)	31.61
As at June 30, 2025	286.1	$22.44	147.6	$31.61

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
As at June 30, 2025, the following PSUs, RSUs intended to be settled in cash, and DSUs were outstanding:

	PSUs	RSUs	DSUs
	Number Outstanding	Number Outstanding	Number Outstanding
As at December 31, 2023	756.9	805.0	109.0
Granted	220.0	477.5	47.5
Exercised	(79.4)	(299.5)	(25.7)
Forfeited	(17.4)	(124.5)	—
As at December 31, 2024	880.1	858.5	130.8
Granted	—	—	43.4
Forfeited	(30.8)	(62.2)	—
As at June 30, 2025	849.3	796.3	174.2
b.Issued share capital
The Company is authorized to issue 800 million common shares without par value.
c.Dividends
The Company declared the following dividends for the six months ended June 30, 2025 and year ended December 31, 2024:

Declaration Date	Record Date	Dividend per common share
August 6, 2025 (1)	August 18, 2025	$0.12
May 7, 2025	May 20, 2025	$0.10
February 19, 2025	March 3, 2025	$0.10
November 5, 2024	November 18, 2024	$0.10
August 7, 2024	August 19, 2024	$0.10
May 8, 2024	May 21, 2024	$0.10
February 21, 2024	March 4, 2024	$0.10
(1)These dividends were declared subsequent to the quarter ended June 30, 2025 and have not been recognized as distributions to owners during the period presented.
d.Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2025 and December 31, 2024, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
e.Normal Course Issuer Bid ("NCIB")
On March 4, 2024, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. On March 6, 2025, the Company renewed the NCIB until March 5, 2026 for the ability to purchase up to 18,107,917 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 186,936 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three and six months ended June 30, 2025, 459,058 and 1,368,070 (2024 - nil and 1,720,366) common shares were repurchased for cancellation under NCIB at an average price of $24.22 and $22.74 per share for a total consideration of $11.1 million and $31.1 million, respectively (2024 - average price of $nil and $14.16 per share for total consideration of $nil and $24.3 million, respectively).

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
15. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Materials and consumables	$138.0	$144.6	$261.1	$293.6
Salaries and employee benefits	135.7	132.3	267.4	264.9
Contractors	94.3	94.6	177.3	199.7
Utilities	16.8	17.5	34.8	37.5
Insurance	5.0	5.3	10.1	10.2
Other expense	16.9	18.9	30.3	21.0
Changes in inventories(1)	(10.8)	11.4	(4.9)	(10.2)
	$395.9	$424.6	$776.1	$816.7
(1)Includes net realizable value recoveries of $2.6 million and $6.7 million for the three and six months ended June 30, 2025 (2024 – charges of $26.7 million and $41.1 million).
16. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense (Note 18)	$11.9	$11.8	$23.6	$23.4
Finance fees	2.6	1.0	3.9	1.9
Accretion expense (Note 10)	6.5	7.9	13.1	15.8
	$21.0	$20.7	$40.6	$41.1
17. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2025		2024
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net earnings (loss) for the period	$189.2			$(21.9)
Basic earnings (loss) per share	$189.2	362,011	$0.52	$(21.9)	362,954	$(0.06)
Effect of Dilutive Securities:
Stock Options	—	110		—	—
Diluted earnings (loss) per share	$189.2	362,121	$0.52	$(21.9)	362,954	$(0.06)
(1)Net earnings attributable to equity holders of the Company.

For the six months ended June 30,		2025		2024
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net earnings (loss) for the period	$357.9			$(52.8)
Basic earnings (loss) per share	$357.9	362,208	$0.99	$(52.8)	363,720	$(0.15)
Effect of Dilutive Securities:
Stock Options	—	112		—	—
Diluted earnings (loss) per share	$357.9	362,320	$0.99	$(52.8)	363,720	$(0.15)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation were 3.6 thousand and 4.8 thousand options for the three and six months ended June 30, 2025 (2024 – 471.7 thousand and 471.7 thousand). Also excluded for the three and six months ended June 30, 2025 were CVRs, which would be convertible into 15.6 million common shares if the payment conditions are satisfied (2024 – 15.6 million common shares).

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
18. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in non-cash operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2025	2024	2025	2024
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses (gains)	$8.7	$(6.7)	$14.6	$(11.5)
Interest expense (Note 16)	11.9	11.8	23.6	23.4
(Gains) losses on derivatives	(12.9)	0.8	(28.7)	11.4
Share-based compensation expense (Note 14a)	0.2	1.6	1.2	3.2
(Gains) losses on sale of mineral properties, plant and equipment	(0.8)	1.2	(0.3)	0.9
Reclamation paid (Note 10)	(3.9)	(6.4)	(7.2)	(12.5)
	$3.2	$2.3	$3.2	$14.9

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2025	2024	2025	2024
Trade and other receivables	$0.8	$1.0	$(13.5)	$(9.9)
Inventories	(13.2)	(19.4)	(12.2)	(58.7)
Prepaid expenses	4.8	0.5	(3.3)	(0.9)
Accounts payable and accrued liabilities	7.9	(13.3)	(37.0)	(28.0)
Legal provisions	5.2	(3.0)	6.2	(2.6)
	$5.5	$(34.2)	$(59.8)	$(100.1)

Cash and cash equivalents	June 30, 2025	December 31, 2024
Cash in banks	$1,080.9	$862.8

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
19. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2025
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$58.9	$36.8	$6.4	$15.7	$12.0
Peru	Huaron	45.9	33.0	7.4	5.5	6.1
Bolivia	San Vicente	23.9	16.2	1.8	5.9	1.5
Argentina	Cerro Moro	79.0	60.0	10.1	8.9	4.1
Total Silver Segment		207.7	146.0	25.7	36.0	23.7
Gold Segment:
Mexico	Dolores	44.5	13.7	13.5	17.3	—
Peru	Shahuindo	112.7	40.6	16.4	55.7	10.8
Canada	Timmins	87.1	55.1	8.7	23.3	9.4
Brazil	Jacobina	156.9	51.6	29.0	76.3	13.1
Chile	El Peñon	133.7	63.9	20.9	48.9	8.8
	Minera Florida	69.3	45.3	6.2	17.8	6.2
Total Gold Segment		604.2	270.2	94.7	239.3	48.3
Other segment:
Canada	Corporate	—	—	2.2	(2.2)	0.3
Other	Other	—	—	(0.2)	0.2	1.2
Total		$811.9	$416.2	$122.4	$273.3	$73.5
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended June 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$24.6	$25.0	$2.7	$(3.1)	$12.7
Peru	Huaron	47.8	27.2	3.4	17.2	15.9
Bolivia	San Vicente	36.8	22.6	2.9	11.3	1.9
Argentina	Cerro Moro	55.9	49.5	10.0	(3.6)	3.8
Guatemala	Escobal	—	—	—	—	0.1
Total Silver Segment		165.1	124.3	19.0	21.8	34.4
Gold Segment:
Mexico	Dolores	55.3	57.8	20.7	(23.2)	0.1
Peru	Shahuindo	75.8	33.5	10.7	31.6	12.0
	La Arena (2)	43.2	25.6	7.2	10.4	4.0
Canada	Timmins	70.3	52.2	7.8	10.3	9.5
Brazil	Jacobina	109.1	48.9	29.1	31.1	13.4
Chile	El Peñon	109.0	58.9	20.1	30.0	10.4
	Minera Florida	58.5	39.8	11.2	7.5	4.4
Total Gold Segment		521.2	316.7	106.8	97.7	53.8
Other segment:
Canada	Corporate	—	—	2.2	(2.2)	0.3
Other	Other	—	—	0.4	(0.4)	0.2
Total		$686.3	$441.0	$128.4	$116.9	$88.7
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)La Arena was sold on December 2, 2024.

For the six months ended June 30, 2025
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$112.4	$68.9	$12.2	$31.3	$23.2
Peru	Huaron	101.9	65.9	15.1	20.9	14.0
Bolivia	San Vicente	60.1	41.4	4.5	14.2	1.9
Argentina	Cerro Moro	159.0	115.8	18.3	24.9	9.4
Total Silver Segment		433.4	292.0	50.1	91.3	48.5
Gold Segment:
Mexico	Dolores	100.0	32.6	28.2	39.2	0.1
Peru	Shahuindo	210.5	79.7	31.6	99.2	19.3
Canada	Timmins	175.9	108.6	17.4	49.9	24.4
Brazil	Jacobina	288.3	99.0	57.1	132.2	26.7
Chile	El Peñon	254.0	123.5	41.0	89.5	18.7
	Minera Florida	123.0	83.8	11.5	27.7	13.4
Total Gold Segment		1,151.7	527.2	186.8	437.7	102.6
Other segment:
Canada	Corporate	—	—	4.5	(4.5)	0.9
Other	Other	—	—	0.4	(0.4)	1.4
Total		$1,585.1	$819.2	$241.8	$524.1	$153.4
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$52.0	$51.7	$6.2	$(5.9)	$24.7
Peru	Huaron	82.8	51.2	6.4	25.2	33.9
Bolivia	San Vicente	53.5	35.7	4.5	13.3	2.7
Argentina	Cerro Moro	116.9	94.1	18.7	4.1	7.7
Guatemala	Escobal	—	—	—	—	0.8
Total Silver Segment		305.2	232.7	35.8	36.7	69.8
Gold Segment:
Mexico	Dolores	106.7	112.5	42.1	(47.9)	0.2
Peru	Shahuindo	154.3	70.2	22.7	61.4	19.6
	La Arena (2)	87.8	52.9	15.2	19.7	8.9
Canada	Timmins	139.8	107.2	16.5	16.1	24.6
Brazil	Jacobina	205.1	91.6	57.1	56.4	32.3
Chile	El Peñon	181.1	103.1	36.2	41.8	17.9
	Minera Florida	107.7	76.8	21.9	9.0	10.7
Total Gold Segment		982.5	614.3	211.7	156.5	114.2
Other segment:
Canada	Corporate	—	—	4.3	(4.3)	4.1
Other	Other	—	—	1.0	(1.0)	0.6
Total		$1,287.7	$847.0	$252.8	$187.9	$188.7
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)La Arena was sold on December 2, 2024.

At June 30, 2025
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$514.7	$59.4	$455.3
Peru	Huaron	226.4	80.2	146.2
Bolivia	San Vicente	129.2	70.0	59.2
Argentina	Manantial Espejo(1)	1.8	26.7	(24.9)
	Cerro Moro	222.8	90.6	132.2
Guatemala	Escobal	294.7	19.4	275.3
Total Silver Segment		1,389.6	346.3	1,043.3
Gold Segment:
Mexico	Dolores	220.2	161.7	58.5
Peru	Shahuindo	640.1	177.0	463.1
Canada	Timmins	418.1	83.8	334.3
Brazil	Jacobina	2,420.5	408.5	2,012.0
Chile	El Peñon	800.9	205.8	595.1
	Minera Florida	276.1	120.2	155.9
Total Gold Segment		4,775.9	1,157.0	3,618.9
Other segment:
Canada	Corporate	802.7	792.2	10.5
Argentina	Navidad	192.7	14.6	178.1
Other	Other	199.5	76.6	122.9
Total		$7,360.4	$2,386.7	$4,973.7
(1) Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

At December 31, 2024
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$470.8	$52.7	$418.1
Peru	Huaron	231.5	96.3	135.2
Bolivia	San Vicente	125.0	64.5	60.5
Argentina	Manantial Espejo(1)	2.1	26.4	(24.3)
	Cerro Moro	225.9	112.3	113.6
Guatemala	Escobal	296.1	18.5	277.6
Total Silver Segment		1,351.4	370.7	980.7
Gold Segment:
Mexico	Dolores	193.4	169.6	23.8
Peru	Shahuindo	625.9	211.6	414.3
Canada	Timmins	418.1	84.4	333.7
Brazil	Jacobina	2,436.5	444.2	1,992.3
Chile	El Peñon	732.2	198.5	533.7
	Minera Florida	242.4	122.2	120.2
Total Gold Segment		4,648.5	1,230.5	3,418.0
Other segment:
Canada	Corporate	820.0	789.9	30.1
Argentina	Navidad	192.6	13.3	179.3
Other	Other	190.2	81.7	108.5
Total		$7,202.7	$2,486.1	$4,716.6
(1) Manantial Espejo was placed on care and maintenance in January 2023.

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2025	2024	2025	2024
Refined silver and gold	$678.9	$571.7	$1,301.1	$1,090.7
Zinc concentrate(1)	25.6	25.7	67.0	46.1
Lead concentrate(1)	74.3	39.4	148.9	75.9
Copper concentrate(1)	11.2	19.2	20.8	35.8
Silver concentrate(1)	21.9	30.3	47.3	39.2
Total	$811.9	$686.3	$1,585.1	$1,287.7
(1) Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.
20. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current income tax expense	$80.9	$69.2	$144.5	$128.4
Deferred income tax (recovery) expense	(36.1)	23.9	(55.1)	(0.9)
Income tax expense	$44.8	$93.1	$89.4	$127.5
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2025 and the comparable period for 2024 were changes in the recognition of certain deferred tax assets, foreign exchange rate fluctuations, mining

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Income before taxes and non-controlling interest	$234.4	$71.7	$448.3	$75.3
Statutory Canadian income tax rate	27.0%	27.0%	27.0%	27.0%
Income tax expense based on above rates	$63.3	$19.4	$121.0	$20.3
Increase (decrease) due to:
Non-deductible expenditures	0.1	(1.3)	1.0	0.8
Foreign tax rate differences	1.2	(3.1)	6.1	(5.0)
Change in net deferred tax assets not recognized	(8.3)	16.4	(20.0)	30.8
Effect of other taxes paid (mining and withholding)	14.0	9.0	23.2	15.5
Effect of foreign exchange on tax expense	(28.7)	42.4	(41.7)	44.7
Non-taxable impact of foreign exchange	8.0	(2.9)	9.6	(3.1)
Changes to opening temporary differences	(2.4)	3.4	(4.7)	1.2
Impact of inflation	(0.8)	10.1	(1.9)	23.0
Other	(1.6)	(0.3)	(3.2)	(0.7)
Income tax expense	$44.8	$93.1	$89.4	$127.5

PAN AMERICAN SILVER CORP.	23